V-PLAN INC

Unaudited Financial Statements For The Period December 23, 2017 to February 12, 2018

February 12, 2018

Claude Campbell, CPA
CampbellAndrew PLLC, 4642 West Market Street, PMB 274, Greensboro, NC 27407
Office: 336-617-5978 Fax: 866-458-6884
claude@campbellandrew.com   http://campbellandrew.com

V-PLAN INC
TABLE OF CONTENTS

CampbellAndrew PLLC
Certified Public Accountants

Independent Accountant's Review Report

To Management
V-PLAN INC
13800 Coppermine Road
VA 20171

I have reviewed the accompanying financial statements of V-PAN-INC, which comprises the balance sheet as of February 12, 2018, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with U.S generally accepted accounting principles. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with U.S. generally accepted accounting principles.

/s/ Claude Campbell, CPA
Greensboro, North Carolina
February 12, 2018


V-PLAN INC

Balance Sheet (Unaudited)

February 12, 2018


ASSETS:

Current Assets:

Bank Balance	1,060
Accounts Receivable	938
Cash and cash equivalents	0
Total Current Assets	1,998

TOTAL ASSETS	1,998

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities:

Current Liabilities:

Accounts Payable	446
TOTAL LIABILITIES	446

Commitment s and Contingencies	0

Stock holders' Equity:

Common Stock, $0.0001 par, 1,000,000 shares authorized	100
Subscription receivable	0
Additional paid-in capital	0
Retained Earnings	1,452
Total Stockholders' Equity	1,552

Total Liabilities and Stockholders Equity	1,998


See accompanying notes to the financial statements.

4


V-PLAN INC

Statement of Operations (Unaudited)

December 23, 2017 to February 12, 2018

Revenue:	
Sales	1,898
Cost of revenues	0
Gross Profit (Loss)	1,898
Operating Expenses:	
General and administrative	0
Sales and marketing	0
Organizational expenses	348
Office Expense	98
Total Operating Expenses	446
Operating Income	1,452
Provision for Income Taxes	0
Net Income	1,452

See accompanying notes to the financial statements.


V-PLAN INC
Statement of Cash flow (Unaudited)
From December 23, 2017 to February 12, 2018


CASHFLOWS FROM OPERATING ACTIVITIES

Net Income	1,452
Adjustment to reconcile net loss to net cash used in Operating activities:	
Changes in operating assets and liabilities:	
(Increase) Decrease in Accounts Receivables	-938
(Decrease) Increase in accrued expenses	446
Net cash used in operating Activities	960

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of property and equipment	0
Net cash used in Investing Activities	0

CASHFLOWS FROM FINANCING ACTIVITIES

Issuance of common stock	100
Net Cash Provided by Financing activities	0
Net Change in Cash and Cash Equivalents	0
Cash and Cash Equivalents at Beginning Period	0
Cash and Cash Equivalents at End of Period	1,060

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for interest	0
Cash paid for income taxes	0


See accompanying notes to the financial statements.


V-PLAN INC
Statement of Stockholders' Equity (Unaudited)
For the Period Ending February 12, 2018

Common Stock

	Number of Shares	Par Value	Additional Paid-in Capital	Subscription Receivable	Accumulated Profit	Stockholders' Equity
January 26, 2018						
Issuance of common stock to founder	40,000	100	0	0	0	100
Net Income	0	0	0	0	1,452	1,452
Balance as of February 12, 2018	40,000	100	0	0	1,452	1,552

See accompanying notes to the financial statements.

NOTE 1 · NATURE OF OPERATIONS

V-PLAN INC (which may be referred to as the "Company," "we," "us," or "our") is an online corporation providing IT enabled construction estimation, Quantity takeoff and project scheduling services to construction businesses across North America. V-Plan Inc. is owned by V-Plan Canada, an Ontario corporation currently serving 20 customers in the United States and has projected income of $150,000 for 2017 · 2018 fiscal year. V-Plan Inc is baked by 26 years of experience of the founder and equipped with top of the line trade specific software which delivers accurate and timely cost estimates and quantity takeoffs to full spect1·um of A/E/C construction at less than one third the cost of having an in house estimation department.

V-Plan Inc is well equipped with estimation software and cost data for any project location across North America and thus capable to provide estimates for projects located anywhere in North America. V-Plan Inc's business model has no geographical boundary for market reach. This enables the company to expand and serve the US Market and to reach Million of SME' s in the construction sector.

V-PLAN Inc, Canada was launched in June 2015 and the online portal www.allestimator.com was launched in 2017 as part of a rebranding strategy. Currently www.allestimator .com is the online gateway for V- Plan Inc and provides enhanced online presence.

USA Construction Market

In the United States construction is more than a 1.2 Trillion-dollar industry and has more the 3.2 million construction businesses. V-Plan Inc was incorporated as a Virginia Corporation on 29th December 2017 and is poised to jump start the business to the next level in coming years.

As of February 12, 2018, the company has al l the equipment and staff support from the Canadian holding company and is ready to generate positive cash flow . The company's initial operations will be supported by the holding company to ensure smooth operations. This is possible by diverting the current US clients generating regular revenue.

During the next 12 months, the Company intends to fund its operations with funding from a crowd funding campaign (see Note 7) and funds from revenue producing activities . If the Company cannot secure additional short-term capital, alternate sources for financing will be explored. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control would cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in business needs . These adverse conditions could affect the Company's financial condition and the results of its operations. As of January 26, 2018, the Company is operating as a going concern. See Note 1 and Note 5 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents . Cash consists of funds held in the Company's checking account. As of January 26, 2018, the Company had no cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payments before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers . As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of February 12, 2018, the Company had
$938 in receivables

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets . The factors considered by management in performing this assessment include current operating results , trends and prospects, the manner in which the property is used , and the effects of obsolescence, demand, competition, and other economic factors. The Company had not acquired any fixed assets as of February 12, 2018.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences

of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of

management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the company as of February, 2018 as the Company had just begun operations. The Company is taxed as a "C" Corporation.
The Company evaluated its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of February 12, 2018, the unrecognized tax benefits accrual was zero as the Company had just started to begin operations.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of February 12, 2018 the Company has recognized sales of 1,898.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985 - 20 required that software development costs be charged to research and development expense until techno logical feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to

$250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014 - 09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue

recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual

periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016 -02 will also require disclosures to help investors and other financial users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016 -15, Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early ad opt ion permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance , (ii) are technical correct ions, (ii i) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 · INCOME TAX PROVISION

The Company has not filed a corporate or stat e income tax return since the Company started in late 2017. The tax return is due March 15, 2018. Tax returns once filed will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 · COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its owner.

NOTE 5 - GOING CONCERN

The financial statements are prepared on a going concern basis. The Company began operation in 2017 and therefore did not incur any profit as of February 12, 2018. The Company has already existing clients and could continue to as going concern and management's plan to raise additional funds (see Note 7) will jump start the business and achieve profitable operations. The financial statements do not include any adjustments that might be necessary in the Company is not able to continue as a going concern.

NOTE 6- STOCKHOLDER'S EQUITY

Issuance of Common Stock

In December 2017, the Company sold 40,000 shares of common stock to the founding member for a purchase price of $100 or $0.0025 per share. Consideration was provided in the form of $100 cash.

NOTE 7 · SUBSEQUENT EVENTS

The Crowdfunded Offering is being made through Wefunder.com Inc. (the "intermediary"). The Intermediary will be entitled to receive a commission and remuneration as per the agreement that is to signed before the campaign is launched.

Management's Evaluation

Management has evaluated subsequent events through February 12, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.